makro
MAKRO ATACADISTA S.A.

Diretoria Financeira
Rua Carlos Lisdegno Carlucci, 519
CEP. 05536-900 - São Paulo - SP - Brasil
Fone: (011)3745-2818/19 - C.Postal 8374
Fax: (011)3745-2762

São Paulo, March 11th, 2002.

02015860

SUPPL

02 MAR 13 AM 8:10

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Makro Atacadista S.A. (File Nº 82-4095) Information Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents which Makro Atacadista S.A. (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange or the Rio de Janeiro Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, since in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of this letter and the enclosed documents by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped and self-addressed envelope.

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3745-2818.

Sincerely,

Rubens Batista Jr.
Financial and Investor Relations Director

dlw 3/14

makro
MAKRO ATACADISTA S.A.

Diretoria Financeira
Rua Carlos Lisdegno Carlucci, 519
CEP. 05536-900 - São Paulo - SP - Brasil
Fone: (011)3745-2818/19 - C.Postal 8374
Fax: (011)3745-2762

Schedule I

List of information which the Company has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) and the Rio de Janeiro Stock Exchange (Bolsa de Valores do Rio de Janeiro) and which was made public thereby of (c) distributed or is required to distribute to its security holders.

1.

2. Minutes of the Board of Directors' and Advisory Council's Meeting held on March 07th, 2002 (English translation attached as Exhibit 2).

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4.

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6.

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8.

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MAKRO ATACADISTA S/A

PUBLIC COMPANY

CNPJ/MF N° 47.427.653/0001-15

NIRE N° 353.001.140-60

MINUTES OF THE BOARD OF DIRECTORS' AND ADVISORY COUNCIL'S MEETING HELD ON MARCH 7, 2002

Date, Time and Place: March 7, 2002, at 2:00 p.m. at the company's head office at Rua Carlos Lisdegno Carlucci, 519, in the City of São Paulo, State of São Paulo. **Attendance**: all members of the Board of Directors and Advisory Council of the Company: President of the Board of Directors, Antonio Abigail Colmenares Viquendi; André La Saigne De Botton; Carlos Filipe de França Teixeira; Harry Simonsen Junior and Reynaldo Arcirio de Oliveira, and all members of the Advisory Council of the Company: President of the Advisory Council: Antonio Abigail Colmenares Viquendi; Luis Martin Fernandez and Carlos Filipe de França Teixeira. **Presiding Board**: President of the Board of Directors and the Advisory Council, Antonio Abigail Colmenares Viquendi; Secretary, Andréa Saraiva Grivol. **Invited:** Sergio Giorgetti, Chief Executive Officer, and Rubens Batista Junior, Finance and Investor Relations Director - Makro Atacadista S.A. **Call Notice**: prior call notice was waived according to article 13, paragraph 2° of the Bylaws. **Agenda: a)** approval of the results of the 4th quarter of 2001; **b)** approval of the income statement and results of the year ended 31 December 2001; **(c)** extinguishment of the office of Investor Relations Director; **(d)** reelection of the Company's Executive Board of Directors according to article 14 of the Bylaws; **(e)** other subjects of the company's interest. **Resolutions Taken**: **a)** the results of the 4th quarter of 2001 were put to vote, widely discussed and approved. The Company had a profit after taxes in this period of R$ 30.705.331,29 (thirty million, seven hundred and five thousand, three hundred and thirty-one reais and twenty-nine cents), all provisions considered. The results will be released to the market this March 8. **b)** the income statement and results of the year ended December 31, 2001 were put to vote, widely discussed and approved. The Company had a profit after taxes in this period of R$ 81.323.990,16 (eighty-one million, three hundred and twenty-three thousand, nine hundred and ninety reais and sixteen cents), all provisions considered. **(c)** due to the cancellation of the Company's registry of Public Company by the Federal Securities Commission (CVM), the office of Investor Relations Director is hereby extinguished; **d)** the following reelections were unanimously approved by all members of the Board of Directors and Advisory Council of the Company: of Mr. Sergio Giorgetti, Brazilian, married, business administrator, bearer of Identity Card n° 2.379.517/SSP-SP and enrolled in the Individual Taxpayer's Register ("C.P.F.") under n° 058.342.798-72, with offices at Rua Carlos Lisdegno Carlucci, 519 - Butantã, São Paulo, SP - CEP 05536-900, to occupy the office of Chief Executive Officer; and of Mr. Rubens Batista Junior, Brazilian, married, accountant, bearer of Identity Card n° M-3.095.355 - SSP/MG and enrolled in the Individual Taxpayer's Register ("C.P.F.") under n° 468.518.796-20. with offices at Rua Carlos Lisdegno Carlucci. 519 - Butantã.

São Paulo, SP - CEP 05336-900, to occupy the office of Finance Director. The herewith elected Directors will have a term of office until the Ordinary General Shareholders' Meeting of 2003, corresponding to the year 2002, and were installed in their offices under the terms of the Law and the Company's Bylaws. Present at the meeting, they both stated that they are not involved in any crimes set forth by law which might impede them from performing commercial activities. **Drawing-up and Reading of the Minutes**: as there were no other matters for discussion the floor was offered to whomever wished to take it and, as no one did, the work was ended and the meeting suspended for the period required to draw up these minutes in the proper book, which, upon reopening of the meeting, were read, approved and signed by all those present. **Date**: São Paulo, March 7, 2002. **Board**: Antonio Abigail Colmenares Viquendi, President; Andréa Saraiva Grivol, Secretary. **Members of the Board of Directors present**: Antonio Abigail Colmenares Viquendi; André La Saigne De Botton; Carlos Filipe de França Teixeira; Harry Simonsen Junior and Reynaldo Arcirio de Oliveira. **Members of the Advisory Council present**: Antonio Abigail Colmenares Viquendi; Luis Martin Fernandez and Carlos Filipe de França Teixeira. **Invited:** Sergio Giorgetti, Chief Executive Officer and Rubens Batista Junior, Finance and Investor Relations Director - Makro Atacadista S.A. I certify that this is a true copy of the minutes drawn up in the proper book.

Andréa Saraiva Grivol
OAB/SP nr. 96.518

aca-07.03.02-4°tri-2001-ing